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                                                           EXHIBIT 8





                                                 December 31, 1997



CFX Corporation
102 Main Street
Keene, New Hampshire 03431

Ladies and Gentlemen:

     You have requested our opinion as to certain federal income tax consequences of the proposed merger (the "Merger") of CFX Corporation (the "Company") with and into Peoples Heritage Financial Group, Inc. ("PHFG").

     In preparing our opinion, you have directed us to assume that (1) the Merger and certain related transactions will be consummated in accordance with the terms, conditions and other provisions of (a) the Agreement and Plan of Merger, between PHFG and CFX, dated as of October 27, 1997 (the "Plan of Merger"), (b) the Articles of Merger, (1) advance copies of which will be reviewed by us prior to filing, (c) the Bank Merger Agreements, (d) certain letter agreements, dated as of October 27, 1997 (i) between directors and executive officers of the Company and PHFG and (ii) between directors and executive officers of PHFG and the Company, (e) the Company Stock Option Agreement and (f) the PHFG Stock Option Agreement, and (2) all of the factual information, descriptions, representations and assumptions set forth or referred to in (a) this letter (an advance copy of which has been provided to you), (b) the documents described in clause (1) of this paragraph (the "Agreements"), (c) in letters of representations of CFX and PHFG dated as of the date hereof (the "Letters"), and in the Registration Statement on Form S-4 (the "Form S-4") filed by PHFG in connection with the Merger and to which this opinion is being filed as an exhibit, are accurate and complete and will be accurate and complete at the Effective Time.

     We have not independently verified any factual matters relating to the Merger in connection with or apart from our preparation of this opinion. Accordingly, our opinion

 --------

     (1) Terms not otherwise defined in this letter shall have the meanings assigned to them in the Plan of Merger.

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CFX Corporation
December 31, 1997
Page 2

does not take into account any matters not set forth herein which might have been disclosed by independent verification.

                                    Opinion

     Assuming that the Merger is consummated in accordance with the terms and conditions set forth in the Agreement and based on the facts set forth or referred to herein, including all assumptions and representations in any such documents, and subject to the qualifications and other matters set forth herein, it is our opinion that for federal income tax purposes --

          1. The Merger will constitute a reorganization within the meaning of
     Section 368(a) of the Internal Revenue Code of 1986, as amended (the
     "Code").

          2. Except for cash received in lieu of any fractional share interests, holders of Company Common Stock who receive solely PHFG Common Stock in exchange for their shares of Company Common Stock in the Merger will not recognize gain or loss.

          3. The basis of PHFG Common Stock received in the Merger will be the same as the basis of Company Common Stock for which it was exchanged, reduced by any amount allocable to a fractional share interest for which cash is received.

          4. The holding period of the shares of PHFG Common Stock will include the holding period of the Company Common Stock for which it is exchanged, provided that such Company Common Stock was held as a capital asset at the Effective Time.

     This opinion may not be applicable to Company shareholders who receive their shares of Company Common Stock pursuant to the exercise of employee stock options or otherwise as compensation or who are not citizens or residents of the United States.

     Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested an opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.


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CFX Corporation
December 31, 1997
Page

     Our opinion is based on the understanding that the relevant facts are, and will be at the Effective Time, as set forth or referred to in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected.

     Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different. Moreover, our opinion will not be binding on the Internal Revenue Service or the courts.

     We undertake no responsibility to update or supplement our opinion.

     We hereby consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to the Form S-4 and to the reference to our firm under the heading "THE MERGER - Certain Federal Income Tax Consequences" contained therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                             Very truly yours,



                                             ARNOLD & PORTER